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Exhibit 12

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES
Statements of Computation of Ratio of Earnings to Fixed Charges(1)

	Six months ended April 30, 2010	Fiscal years ended October 31,
		2009	2008	2007	2006	2005
	In millions, except ratios
Earnings:
Earnings before taxes	$5,571	$9,415	$10,473	$9,177	$7,191	$3,543
Adjustments:
Noncontrolling interests in the income of subsidiaries with fixed charges	48	74	17	19	8	4
Undistributed loss (earnings) of equity method investees	1	2	—	9	(8)	(2)
Fixed charges	441	1,098	1,147	995	746	809

	$6,061	$10,589	$11,637	$10,200	$7,937	$4,354

Fixed charges:
Total interest expense, including interest expense on borrowings, amortization of debt discount and premium on all indebtedness and other	$211	$585	$467	$531	$336	$377
Interest included in rent	230	513	680	464	410	432

Total fixed charges	$441	$1,098	$1,147	$995	$746	$809

Ratio of earnings to fixed charges (excess of fixed charges over earnings)	13.7x	9.6x	10.1x	10.3x	10.6x	5.4x

(1)
HP computed the ratio of earnings to fixed charges by dividing earnings (earnings before cumulative effect of change in accounting principle and taxes, adjusted for fixed charges, noncontrolling interests in the income of subsidiaries with fixed charges and undistributed earnings or loss of equity method investees) by fixed charges for the periods indicated. Fixed charges include (i) interest expense on borrowings and amortization of debt discount or premium on all indebtedness and other, and (ii) a reasonable approximation of the interest factor deemed to be included in rental expense.

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  Exhibit 12
HEWLETT-PACKARD COMPANY AND SUBSIDIARIES Statements of Computation of Ratio of Earnings to Fixed Charges(1)